Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

NanoViricides, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of NanoViricides, Inc. (the "Company") as of June 30, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s recurring losses from operations and negative cash flows from operating activities raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

/s/ EISNERAMPER LLP
Iselin, New Jersey
August 23, 2019, except for Note 1 (Reverse Stock Split) as to which date is September 25, 2019

NanoViricides, Inc.

Balance Sheets

	June 30, 2019	June 30, 2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,555,207	$7,081,771
Prepaid expenses	270,214	240,257
Total Current Assets	2,825,421	7,322,028

PROPERTY AND EQUIPMENT
Property and equipment	14,092,177	14,018,383
Accumulated depreciation	(3,864,930)	(3,177,290)
Property and equipment, net	10,227,247	10,841,093

TRADEMARK AND PATENTS
Trademark and patents	458,954	458,954
Accumulated amortization	(92,296)	(84,025)
Trademark and patents, net	366,658	374,929

OTHER ASSETS
Security deposits	3,515	3,515
Service agreements	25,672	4,647
Other Assets	29,187	8,162
Total Assets	$13,448,513	$18,546,212

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$309,893	$223,339
Accounts payable – related parties	823,783	107,468
Derivative liability – warrants	1,645,606	298,092
Accrued expenses	68,871	253,049
Total Current Liabilities	2,848,153	881,948

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Series A convertible preferred stock, $0.001 par value, 425,000 shares designated, 255,714 and 226,581 shares issued and outstanding, at June 30, 2019 and 2018, respectively	256	227
Common stock, $0.001 par value; 7,500,000 shares authorized, 3,844,921, and 3,458,591 shares issued and outstanding at June 30, 2019 and 2018, respectively	3,845	3,459
Additional paid-in capital	102,712,845	101,352,724
Accumulated deficit	(92,116,586)	(83,692,146)
Total Stockholders' Equity	10,600,360	17,664,264
Total Liabilities and Stockholders' Equity	$13,448,513	$18,546,212

See accompanying notes to the financial statements

NanoViricides, Inc.

Statements of Operations

	Year Ended June 30,
	2019	2018	2017
OPERATING EXPENSES
Research and development	$5,921,720	$5,913,720	$6,565,966
General and administrative	2,737,962	3,411,449	3,034,758

Total operating expenses	8,659,682	9,325,169	9,600,724

LOSS FROM OPERATIONS	(8,659,682)	(9,325,169)	(9,600,724)

OTHER INCOME (EXPENSE):
Interest income	55,497	100,429	60,955
Interest expense on convertible debentures	-	(185,274)	(780,767)
Loss on extinguishment of debt	-	(1,348,247)	(332,524)
Discount on convertible debentures	-	(359,214)	(1,347,748)
Change in fair value of derivatives	179,745	2,554,020	1,696,318

Other income (expense), net	235,242	761,714)	(703,766)
LOSS BEFORE INCOME TAX PROVISION	(8,424,440)	(8,563,455)	(10,304,490)

INCOME TAX PROVISION	-	-	-

NET LOSS	$(8,424,440)	$(8,563,455)	$(10,304,490)

Net loss per common share- basic and diluted	$(2.35)	$(2.64)	$(3.43)
Weighted average common shares – basic and diluted	3,590,070	3,246,043	3,005,143

 See accompanying notes to the financial statements.

NanoViricides, Inc.

Statement of Changes in Stockholders' Equity

For the Period from July 1, 2016 through June 30, 2019

	Series A Preferred Stock: Par $0.001		Common Stock: Par $0.001
	Number		Number		Additional		Total
	of		of		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, June 30, 2016	204,555	$205	2,908,985	$2,909	$87,869,301	$(64,824,201)	$23,048,214

Series A Preferred stock issued for employee stock compensation	12,888	13	-	-	1,272,097	-	1,272,110
Common stock issued for consulting and legal services rendered	-	-	8,224	8	201,305	-	201,313
Warrants issued to Scientific Advisory Board	-	-	-	-	37,948	-	37,948
Common stock issued for employee compensation	-	-	3,572	4	82,141	-	82,145
Common stock issued for Series B debentures	-	-	216,770	217	5.332.307	-	5,332,524
Common stock issued for debenture interest	-	-	26,094	26	607,152	-	607,178
Common stock issued for Directors fees	-	-	1,697	2	44,998	-	45,000
Net loss	-	-	-	-	-	(10,304,490)	(10,304,490

Balance, June 30, 2017	217,443	$218	3,165,342	$3,166	$95,447,249	$(75,128,691)	$20,321,942

Series A Preferred stock issued for employee stock compensation	2,888	3	-	-	524,255	-	524,258
Series A Preferred stock forfeited in Separation Agreement	(1,250)	(1)	-	-	1	-	-
Series A Preferred stock issued for Series C debenture	7,500	8	-	-	314,335		314,343
Common stock issued for consulting and legal services rendered	-	-	12,188	12	156,178	-	156,190
Warrants issued to Scientific Advisory Board	-	-	-	-	16,770	-	16,770
Warrants issued as severance payment	-	-	-	-	53,500	-	53,500
Common stock issued for employee compensation	-	-	3,572	4	65,712	-	65,716
Common stock issued for Series C debenture	-	-	275,000	275	4.729.725	-	4,730,000
Common stock issued for Directors fees	-	-	2,489	2	44,998	-	45,000
Net loss	-	-	-	-	-	(8,563,455)	(8,563,455

Balance, June 30, 2018	226,581	$227	3,458,591	$3,459	$101,352,724	$(83,692,146)	$17,664,264

Series A Preferred stock issued for employee stock compensation	29,138	29	-	-	237,839	-	237,868
Net proceeds from issuance of common stock in connection with equity financing	-		347,223	347	822,394	-	822,741
Options issued for employee compensation	-	-	-	-	11,920		11,920
Common stock issued for consulting and legal services rendered	-	-	28,210	28	208,932	-	208,960
Warrants issued to Scientific Advisory Board	-	-	-	-	5,475	-	5,475
Common stock issued for employee compensation	-	-	3,572	4	28,568	-	28,572
Common stock issued for Directors fees	-	-	7,325	7	44993	-	45,000
Net loss	-	-	-	-	-	(8,424,440)	(8,424,440

Balance, June 30, 2019	255,714	$256	3,844,921	$3,845	$102,712,845	$(92,116,586)	$10,600,360

See accompanying notes to the financial statements

NanoViricides, Inc.

Statements of Cash Flows

	Year Ended June 30,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,424,440)	$(8,563,455)	$(10,304,490)

Adjustments to reconcile net loss to net cash used in operating activities
Preferred shares issued as compensation	237,868	524,258	1,272,110
Common shares issued as compensation and for services	282,532	266,906	328,458
Common shares issued for debenture interest	-	60,274	607,178
Options granted as compensation	11,920	-	-
Warrants granted to Scientific Advisory Board	5,475	16,770	37,948
Warrants granted for severance agreement	-	53,500	-
Depreciation	687,640	671,789	654,685
Amortization	8,271	8,269	8,269
Change in fair value of derivative liability	(179,745)	(2,554,020)	(1,696,318)
Amortization of debt discount convertible debentures	-	359,214	1,347,748
Loss on extinguishment of debt	-	1,348,247	332,524
Changes in operating assets and liabilities:
Prepaid expenses	(29,957)	(50,091)	29,292
Other long term assets	(21,025)	50,767	40,612
Accounts payable	86,554	87,553	39,262
Accounts payable - related parties	716,315	(233,227)	(426,759)
Accrued expenses	(184,178)	219,045	(1,598)
Deferred interest payable	-	(41,667)	(166,667)

NET CASH USED IN OPERATING ACTIVITIES	(6,802,770)	(7,775,868)	(7,897,746)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(73,794)	(241,822)	(164,978)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock and warrants	2,350,000	-	-
Repayment of Series B Debentures payable	-	-	(1,000,000)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,350,000	-	(1,000,000)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(4,526,564)	(8,017,690)	(9,062,724)

Cash and cash equivalents at beginning of period	7,081,771	15,099,461	24,162,185

Cash and cash equivalents at end of period	$2,555,207	$7,081,771	$15,099,461

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	$-	$166,667	$173,589
Income tax paid	$-	$-	$-

NON CASH FINANCING AND INVESTING ACTIVITIES:
Common stock issued for debenture payment	$-	$230,250	$250,000
Common stock issued for deferred interest	$-	$6,250	$-
Series A Preferred stock issued for Series C debenture	$-	$15,718	$-
Stock warrants classified as a liability issued in connection with registered direct offering	$76,363

See accompanying notes to the financial statements

NanoViricides, Inc.

June 30, 2019, 2018 and 2017

Notes to the Financial Statements

Note 1 – Organization, Nature of Business and Reverse Stock Split

Organization and Nature of Business

NanoViricides, Inc. (the “Company”) is a nano-biopharmaceutical research and development company specializing in the discovery, development, and commercialization of drugs to combat viral infections using its unique and novel nanomedicines technology. NanoViricides is also unique in the bio-pharma field in that it possesses its own state of the art facilities for the design, synthesis, analysis and characterization of the nanomedicines that we develop, as well as for production scale-up, and c-GMP-like production in quantities needed for human clinical trials, where our design, development, and production work is performed. The biological studies such as the effectiveness, safety, bio-distribution and Pharmacokinetics/Pharmacodynamics on our drug candidates are performed by external collaborators and contract organizations.

We are a company with several drugs in various stages of early development. In our lead antiviral program against herpes viruses, i.e. the HerpeCide™ program alone, we have drug candidates against at least five indications at different stages of development. Of these, the Company is advancing the shingles drug candidate towards human clinical trials. The IND-enabling Safety/Toxicology studies required for doing so have begun as of the end of December 2018 at the contract research organization (“CRO”) BASi, Indiana. Typically these studies may last six to nine months. If successful, the Company intends to file an IND after receiving a formal report on these studies from BASi. In addition, our drug candidates against HSV-1 “cold sores” and HSV-2 “genital herpes” are in advanced studies and are expected to follow the shingles drug candidate into human clinical trials. Shingles in adults and chicken pox in children is caused by the same virus, namely VZV (Varicella-zoster virus, aka HHV-3 or human herpesvirus-3). There are estimated to be approximately 120,000-150,000 annual chickenpox cases in the USA in the post-vaccination-era, i.e. since childhood vaccination with the live attenuated varicella virus Oka strain has become standard. In addition, we have drugs in development against all influenzas in our FluCide™ program, as well as drug candidates against HIV/AIDS, Dengue, Ebola/Marburg, and other viruses.

Our drugs are based on several patents, patent applications, provisional patent applications, and other proprietary intellectual property held by TheraCour Pharma, Inc. (“TheraCour”), to which we have broad, exclusive licenses. The first license agreement we executed with TheraCour on September 1, 2005, gave us an exclusive, worldwide license for the treatment of the following human viral diseases: Human Immunodeficiency Virus (HIV/AIDS), Hepatitis B Virus (HBV), Hepatitis C Virus (HCV), Herpes Simplex Virus (HSV), Influenza and Asian Bird Flu Virus. On February 15, 2010, the Company executed an Additional License Agreement with TheraCour.  Pursuant to the Additional License Agreement, the Company was granted exclusive licenses for technologies, developed by TheraCour, for the development of drug candidates for the treatment of Dengue viruses, Ebola/Marburg viruses, Japanese Encephalitis, viruses causing viral Conjunctivitis (a disease of the eye) and Ocular Herpes. We hold exclusive licenses for developing drugs against several different viruses from TheraCour, including HSV-1 and HSV-2. In addition, we have obtained an exclusive license for VZV (Shingles, Chicken pox virus) field from TheraCour on November, 1, 2019.

Reverse Stock Split

On September 24, 2019 (the “Effective Date”), the Company effected a reverse stock split of its outstanding shares of common stock and shares of preferred stock at a ratio of one-for-twenty (the “Reverse Stock Split”). The Reverse Stock Split, which was approved by the Company’s Board of Directors under authority granted under the laws of the State of Nevada, was consummated pursuant to a Certificate of Amendment filed with the Secretary of State of Nevada on September 23, 2019 (the “Certificate of Amendment”). Unless the context otherwise requires, all references in these Financial Statements to shares of the Company’s common stock and series A preferred stock, including prices per share of its common stock and series A preferred stock, reflect the Reverse Stock Split.  Fractional shares were not issued, and the final number of shares were rounded up to the next whole share.

Note 2 – Liquidity and Going Concern

The Company’s financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business. As reflected in the financial statements, the Company has an accumulated deficit at June 30, 2019 of approximately $92.1 million and a net loss of approximately $8.4 million and net cash used in operating activities of approximately $6.8 million for the fiscal year then ended. In addition, the Company has not generated any revenues and no revenues are anticipated in the foreseeable future. Since May 2005, the Company has been engaged exclusively in research and development activities focused on developing targeted antiviral drugs. The Company has not yet commenced any product commercialization. Such losses are expected to continue for the foreseeable future and until such time, if ever, as the Company is able to attain sales levels sufficient to support its operations. There can be no assurance that the Company will achieve or maintain profitability in the future. As of June 30, 2019, the Company had available cash and cash equivalents of approximately $2.6 million. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management adjusted its planned expenditures, activities, and programs, in accordance with budgetary constraints and in accordance with its expectations of obtaining additional financing.

The Company has made several adjustments to its past expenditures in the ensuing annual budget, eliminating several expenses including a reduction in workforce and consultants to the extent feasible without affecting its program of drug development. In addition, the Company has focused its efforts primarily on a single lead program to minimize cost outlays, namely, taking the shingles drug candidate against VZV into human clinical trials. Management’s budget indicates that these changes have freed up sufficient funds to allow for the ensuing costs of the external advanced IND-enabling studies of this drug candidate. Management has considered several options for financing the net working capital deficit as well as to obtain additional funds that will be needed for future human clinical trials. The Company is also evaluating the possibility of obtaining a mortgage on its fully owned cGMP-capable laboratory facility in Shelton, CT, in order to free up a portion of the fixed capital for usage as liquid working capital.

In addition, the Company believes that it has several important milestones that it will be achieving in the ensuing year. Management believes that as it achieves these milestones, the Company would likely experience improvement in the liquidity of the Company’s stock, and would eventually improve the Company’s ability to raise funds on the public markets at terms that may be favorable to the terms we are offered at present.

On February 27, 2019, the Company entered into a Securities Purchase Agreement with certain institutional investors, for a registered direct offering. The Company raised $2,500,000 less placement agents’ fees of $125,000 and placement agent legal fees of $25,000. See Note 9.

Management is actively exploring additional required funding through debt or equity financing pursuant to its plan. There is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations. Management believes that as a result of the management plan, the Company’s existing resources and access to the capital markets will permit the Company to fund planned operations and expenditures. However, the Company cannot provide assurance that its plans will not change or that changed circumstances will not result in the depletion of its capital resources more rapidly than it currently anticipates. The accompanying audited financial statements do not include any adjustments that may result from the outcome of such unidentified uncertainties.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 – Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

Net Loss per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period to reflect the potential dilution that could occur from common shares issuable through stock options, warrants, convertible preferred stock, and convertible debentures.

The following table shows the number of potentially outstanding dilutive common shares excluded from the diluted net loss per common share calculation, as their effect were anti-dilutive:

	Potentially Outstanding Dilutive Common Shares
	For the Years Ended
	June 30, 2019	June 30, 2018
Warrants	398,156	348,480
Options	5,000	-

Total	403,156	348,480

The Company has also issued 255,714 shares of Series A preferred stock to investors and others as of June 30, 2019. Only in the event of a “change of control” of the Company, each Series A preferred share is convertible to 3.5 shares of its new common stock. A “change of control” is defined as an event in which the Company’s shareholders become 60% or less owners of a new entity as a result of a change of ownership, merger or acquisition of the Company or the Company’s intellectual property. In the absence of a change of control event, the Series A preferred stock is not convertible into common stock, and does not carry any dividend rights or any other financial effects. At June 30, 2019, the number of potentially dilutive shares of the Company’s common stock into which these Series A preferred shares can be converted into is 894,999 and is not included in diluted earnings per share since the shares are contingently convertible only upon a change of control.

The Series B Convertible Debentures were converted into common stock on February 8, 2017. Series C Convertible Debenture was redeemed for common stock effective November 13, 2017. The Series C Convertible Debenture was excluded from the loss per share calculation for the year ended June 30, 2018 because the impact was anti-dilutive. The Series B and Series C Convertible Debenture were excluded from the loss per share calculation for the year ended June 30, 2017 because the impact was anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. The amounts of assets and liabilities reported in the Company’s balance sheet and the amounts of expenses reported for each of the periods presented are affected by estimates and assumptions, which are used for, but not limited to, accounting for share-based compensation, accounting for derivatives and accounting for income taxes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value for applicable assets and liabilities, we consider the principal or most advantageous market in which we would transact and we consider assumptions market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. This guidance also establishes a fair value hierarchy to prioritize inputs used in measuring fair value as follows:

●	Level 1: Observable inputs such as quoted prices in active markets;

●	Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

●	Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and would be charged to earnings. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company has not recorded an impairment charge for the years ended June 30, 2019, 2018 and 2017.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets, using the straight-line method. The Company generally assigns useful lives of thirty years for assets classified as GMP facility, fifteen years for assets classified as furniture and fixtures, ten years for assets classified as lab equipment, and five years for assets classified as office equipment. Expenditures for major additions and betterments are capitalized.  Maintenance and repairs are charged to operations as incurred. Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the statements of operations.

Trademarks and Patents

The Company amortizes the costs of trademarks and patents on a straight-line basis over their estimated useful lives, the terms of the exclusive licenses and/or agreements, or the terms of legal lives of the patents, whichever is shorter. Upon becoming fully amortized, the related cost and accumulated amortization are removed from the accounts.

Research and Development

Research and development expenses consist primarily of costs associated with the preclinical and/ or clinical trials of drug candidates, compensation and other expenses for research and development, personnel, supplies and development materials, costs for consultants and related contract research and facility costs. Expenditures relating to research and development are expensed as incurred.

Stock-Based Compensation

The Company follows the provisions of ASC 718 – “Stock Compensation”, which requires the measurement of compensation expense for all shared-based payment awards made to employees and non-employee directors, including employee stock options. Stock-based compensation expense is based on the grant date fair value estimated in accordance with the provisions of ASC 718 and is generally recognized as an expense over the requisite service period, net of forfeitures.

The fair value of common stock issued as employee compensation is the average of the open and close share price on the date the common shares are issued.

The Series A preferred shares are not traded in any market. The assumptions used to determine the fair value of the Series A preferred shares issued as employee compensation are presented in Note 9 to the financial statements.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing valuation model.  The ranges of assumptions for inputs are as follows:

•	Expected term of share options and similar instruments: The expected term of share options and similar instruments represents the period of time the options and similar instruments are expected to be outstanding taking into consideration the contractual term of the instruments and employees’ expected exercise and post-vesting employment termination behavior into the fair value of the instruments. The Company uses the simplified method to calculate expected term of share options and similar instruments, as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

•	Expected volatility of the Company’s shares and the method used to estimate it: Expected volatility is based on the average historical volatility of the Company’s common stock over the expected term of the option.

•	Expected annual rate of quarterly dividends: The expected dividend yield is based on the Company’s current dividend yield as the best estimate of projected dividend yield for periods within the expected term of the option and similar instruments.

•	Risk-free rate(s): The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the expected term of the option and similar instruments.

The Company’s policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Equity Instruments Issued to Parties other than Employees for Acquiring Goods or Services

The Company follows the provisions of “ASC 505 – Equity”, which accounts for equity instruments issued to parties other than employees for acquiring goods or services. Pursuant to ASC 505, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the performance is complete or the date at which a commitment for performance is reached. The assumptions used in determining the fair value of the Series A preferred shares are presented in Note 9 to the financial statements.

The Company uses the average of the open and close share price of the Company’s common stock at each measurement date to determine the fair value of the restricted common stock issued as compensation for goods and services.

The Company has issued securities to acquire goods or services at or after the delivery of the goods or services for which it contracted. The securities when issued are fully vested and the Company has recognized such issuances as an immediate expense.

The fair value of share options and similar instruments is estimated on each measurement date using a Black-Scholes option-pricing valuation model. The ranges of assumptions for inputs are as follows:

•	Expected term of share options and similar instruments: The expected term of share options and similar instruments represents the contractual term of the instruments.

•	Expected volatility of the Company’s shares and the method used to estimate it; Expected volatility is based on the average historical volatility of the Company’s common stock over the contractual term of the option and similar instruments.

•	Expected annual rate of quarterly dividends; The expected dividend yield is based on the Company’s current dividend yield as the best estimate of projected dividend yield for periods within the contractual term of the option and similar instruments.

•	Risk-free rate(s); The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual term of the option and similar instruments.

Income Tax Provision

The Company uses the asset and liability method of accounting for deferred income taxes. Deferred income taxes are measured by applying enacted statutory rates to net operating loss carryforwards and to the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes uncertainty in income taxes in the financial statements using a recognition threshold and measurement attribute of a tax position taken or expected to be taken in a tax return. The Company applies the “more-likely-than-not” recognition threshold to all tax positions, commencing at the adoption date of the applicable accounting guidance, which resulted in no unrecognized tax benefits as of such date. Additionally, there have been no unrecognized tax benefits subsequent to adoption. The Company has opted to classify interest and penalties that would accrue, if any, according to the provisions of relevant tax law as general and administrative expenses, in the statements of operations. For the years ended June 30, 2019, 2018 and 2017 there was no such interest or penalty.

Concentrations of Risk

Financial instruments that potentially subject us to a significant concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured institutions in excess of federally insured limits. The Company does not believe it is exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Reclassifications

Certain prior year amounts have been reclassified for consistency with current year presentation. These reclassifications had no effect on the reported results of operations. The Company reclassified $1,086,880 and $1,034,258 of expenses for the years ended June 30, 2018 and 2017, respectively, related to the Company’s laboratory facilities from general and administrative expenses into research and development expenses for consistency with current year presentation.

Recently Issued Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07, “Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share Based Payment Accounting,” which simplifies the accounting for non-employee share-based payment transactions. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The standard will be effective for the Company in the first quarter of fiscal year 2020, although early adoption is permitted. The Company does not expect the adoption of this ASU will have a significant impact on its financial statements.

In July 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-11. “Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features, II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception (“ASU 2017-11”) ASU 2017-11 revises the guidance for instruments with down round features in Subtopic 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity, which is considered in determining whether an equity-linked financial instrument qualifies for a scope exception from derivative accounting. An entity still is required to determine whether instruments would be classified in equity under the guidance in Subtopic 815-40 in determining whether they qualify for that scope exception. If they do qualify, freestanding instruments with down round features are no longer classified as liabilities. ASU 2017-11 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, and early adoption is permitted, including adoption in an interim period. ASU 2017-11 provides that upon adoption, an entity may apply this standard retrospectively to outstanding financial instruments with a down round feature by means of a cumulative-effect adjustment to the opening balance of accumulated deficit in the fiscal year and interim period adoption. The Company has adopted ASU 2017-11 retrospectively as of January 1, 2019. The adoption of this ASU did not have any impact on its financial statements.

Note 4 – Related Party Transactions

Related Parties

Related parties with whom the Company had transactions are:

Related Parties	Relationship

Anil R. Diwan	Chairman, President, acting CEO, significant stockholder and Director

TheraCour Pharma, Inc. (“TheraCour”)	An entity owned and controlled by a significant stockholder

Milton Boniuk, MD	Director (retired July10, 2018) and significant stockholder

Property and Equipment

	For the Year Ended
	June 30, 2019	June 30, 2018	June 30, 2017
During the reporting period, TheraCour acquired property and equipment on behalf of the Company from third party vendors and sold such property and equipment at cost, to the Company	$23,666	$30,321	$33,147

Accounts Payable Related Party

	As of
	June 30, 2019	June 30, 2018
Pursuant to an Exclusive License Agreement we entered into with TheraCour, the Company was granted exclusive licenses for technologies developed by TheraCour for the virus types: HIV, HCV, Herpes, Asian (bird) flu, Influenza and rabies. In consideration for obtaining this exclusive license, we agreed: (1) that TheraCour can charge its costs (direct and indirect) plus no more than 30% of certain direct costs as a development fee and such development fees shall be due and payable in periodic installments as billed, (2) we will pay $2,000 or actual costs each month, whichever is higher for other general and administrative expenses incurred by TheraCour on our behalf, (3) to make royalty payments of 15% (calculated as a percentage of net sales of the licensed drugs) to TheraCour and; (4) to pay an advance payment equal to twice the amount of the previous months invoice to be applied as a prepayment towards expenses. On October 2, 2018, the Company entered into an agreement with TheraCour for a waiver of the two months worth of prepaid balance advance of anticipated invoicing until the filing of an IND and the application of the current advance as a credit against open invoices. Additionally, TheraCour has agreed to defer $25,000 per month of development fees for twelve months beginning with July 2018 or until an IND filing by the Company. Accounts payable due TheraCour on the reporting date was	$823,783	$107,468

Research and Development Costs Paid to Related Party

	For the Year Ended
	June 30, 2019	June 30, 2018	June 30, 2017
Development fees and other costs charged by and paid to TheraCour pursuant to Exclusive License Agreements between TheraCour and the Company for the development of the Company’s drug pipeline. No royalties are due TheraCour from the Company at June 30, 2019, 2018 and 2017	$3,119,863	$3,176,977	$3,368,919

Debentures Payable to a Director

On November 13, 2017, the Company entered into a Debenture Redemption Agreement with an entity controlled by Dr. Milton Boniuk to redeem the Series C Debenture (See Note 7). The related shares were issued on March 21, 2018.

Debenture Interest Payable to a Director

Coupon interest expense on the $5,000,000 Series C Debenture paid to the Milton Boniuk IRA (the “Holder”) for the years ended June 30, 2019, 2018 and 2017 was $0, $185,274 and $500,000, respectively. The Series C Debenture was redeemed effective November 13, 2017. (See Note 7).

Coupon interest expense paid on the Series B Debentures to two holders controlled by Dr. Milton Boniuk for the years ended June 30, 2019, 2018 and 2017 was $0, $0 and $187,178, respectively. The Series B Debentures matured on February 1, 2017. (See Note 7).

Note 5 – Property and Equipment

Property and equipment, stated at cost, less accumulated depreciation consisted of the following:

	June 30, 2019	June 30, 2018
GMP Facility	$8,020,471	$8,011,230

Land	260,000	260,000

Office Equipment	57,781	57,781

Furniture and Fixtures	5,607	5,607

Lab Equipment	5,748,318	5,683,765

Total Property and Equipment	14,092,177	14,018,383

Less Accumulated Depreciation	(3,864,930)	(3,177,290)
Property and Equipment, Net	$10,227,247	$10,841,093

Depreciation expense for the years ended June 30, 2019, 2018 and 2017 was $687,640, $671,789 and $654,685, respectively.

Note 6 – Trademark and Patents

Trademark and patents, stated at cost, less accumulated amortization consisted of the following:

	June 30, 2019	June 30, 2018
Trademarks and Patents	$458,954	$458,954
Less Accumulated Amortization	(92,296)	(84,025)
Trademarks and Patents, Net	$366,658	$374,929

Amortization expense amounted to $8,271, $8,269, and $8,269 for the years ended June 30, 2019, 2018 and 2017, respectively.

The Company amortizes our trademarks and patents over their expected original useful lives of 17 years.

Amortization expense in future years is as follows:

Years ended June 30,

2020	$8,271
2021	8,271
2022	8,271
2023	8,271
2024	8,271
Thereafter	325,303
Total amortization	$366,658

Note 7 – Convertible Debentures and Derivatives

Debentures - Series B

The Company’s Series B Convertible Debentures, in the amount of $6 million, matured on January 31, 2017. For the year ended June 30, 2017, the Company paid a total of $173,589 of coupon interest to Holders in cash and two additional Holders of the Company’s Series B Convertible Debentures elected to receive $107,178 of their coupon interest payment in shares of the Company’s common stock.

The debt discount had been amortized to interest expense over the term of the debenture. The Company recognized amortization of this discount as an additional interest charge to “Discount on convertible debentures” for the year ended June 30, 2017 in the amount of $525,263. The debenture contained embedded derivatives that were not clearly and closely related to the host instrument. The embedded derivatives were bifurcated from the host debt instrument and treated as a liability.

On February 8, 2017, the Company entered into agreements with certain holders (the “Holders”) of the Company’s Series B Convertible Debentures (the “Debentures”). The Company and the Holders agreed to extinguish an aggregate of $5,027,178 of principal and interest attributable to the Company’s Series B Debentures, which were payable on January 31, 2017 (the “Maturity Date”) by converting into 217,983 newly-issued, restricted shares (the “Conversion Shares”) of the Company’s common stock. The number of shares attributable to the principal being converted was determined by dividing the $5,000,000 principal by $1.1533, the volume weighted average price (“VWAP”) of the Company’s stock price for the period from December 15, 2016 to January 30, 2017. The $5,000,000 of principal and $27,178 of accrued interest were converted into 216,769 and 1,214 shares of common stock, respectively. The principal balance of $1,000,000 not converted was paid in cash on February 8, 2017. The Company recognized a non-cash loss on extinguishment of debt of $332,524 during the year ended June 30, 2017 on the extinguishment of the aforesaid principal attributable to the Series B Debentures into the Company’s common stock. The loss on extinguishment of debt resulted from the excess of the market value of the shares issued on February 8, 2017 of $1.23 per share or $5,332,524 in the aggregate, over the $5,000,000 face value of the debt extinguished.

Debenture - Series C

On July 2, 2014 (the “Closing Date”), the Company accepted a subscription in the amount of $5,000,000 for a 10% Coupon Series C Convertible Debenture (the “ Series C Debenture”) from the Milton Boniuk IRA, a trust controlled by a member of the Company’s Board of Directors, (the “Holder”). The Series C Debenture was due on June 30, 2018 (the “Maturity Date”) and was convertible, at the sole option of the Holder, into restricted shares of the Company’s common stock, par value $0.001 per share at the conversion price of $105.00 per share of common stock. The Series C Debenture bore interest at the coupon rate of ten percent (10%) per annum, computed on an annual basis of a 365 day year, payable in quarterly installments on March 31, June 30, September 30 and December 31 of each calendar year until the Maturity Date. In accordance with the debenture agreement, the interest for the initial year of the debenture for a total of $500,000 was deferred, to be paid over the remainder of the term at $166,667 per year. The Holder at its option may choose to receive such coupon interest payment in shares of common stock calculated using the average of the open and close prices of the Company’s common stock on the date such interest payment was due.

The Series C Debenture was redeemed on November 13, 2017. For the year ended June 30, 2018, the Holder elected to receive $60,274 (through November 13, 2017) of its coupon interest payment and $125,000 of deferred interest payment in common stock of the Company and $125,000 of its coupon interest payment and $41,667 of its deferred interest payment in cash. For the year ended June 30, 2017, the Holder elected to receive $375,000 of its coupon interest payment, and $125,000 of deferred interest payment in common stock of the Company and $125,000 of its coupon interest payment and $41,667 of its deferred interest payment in cash.

On July 2, 2014, in conjunction with the issuance of the Company’s Series C Debenture, the Company issued 9,350 shares of its Series A Convertible Preferred Stock (the “Series A”) to Dr. Milton Boniuk, pursuant to the terms of the Debenture. Proceeds received in a financing transaction are allocated to the instruments issued prior to evaluating hybrid contracts for bifurcation of embedded derivatives. Since the Series A Convertible Preferred Stock is classified as equity, the proceeds allocated to the Preferred Stock are recorded at relative fair value. The fair value of the Series A was $1,645,606 at issuance and the relative fair value was calculated as $1,152,297. The remaining amount of the proceeds was allocated to the Series C Debenture and a debt discount of $1,152,297 was recorded to offset the amount of the proceeds allocated to the Series A. Then, the embedded derivative was bifurcated at its fair value of $1,879,428 with the remaining balance allocated to the host instrument (Debenture). The total debt discount was amortized over the actual term of the Series C Debenture using the effective interest method.

The Company recognized amortization of this discount as an additional interest charge to “Discount on convertible debentures” in the amount of $359,214, and $822,485 for the years ended June 30, 2018 and 2017, respectively.

The Holder of the Series C Debenture and the Company agreed on November 13, 2017 that the Series C Debenture would be redeemed for the Company’s common stock, as described further below. The Holder waived all early redemption payments provided for in the Series C Debenture in consideration for 7,500 shares of the Company’s Series A preferred shares.

The following represents the balance of the Debenture payable – Series C, net of discount at November 13, 2017. The debt discount has been amortized to interest expense over the actual term of the debenture.

November 13, 2017
Proceeds	$5,000.000
Debt Discount:
Series A Preferred	(1,152,297)
Embedded derivative	(1,879,428)
1,968,275

Accumulated amortization of debt discount	2,347,092

Debenture payable - Series C, net	$4,315,367

The Company used a lattice model that valued the compound embedded derivatives of the Series C Debenture based on a probability weighted discounted cash flow model at November 13, 2017.

The following assumptions were used for the valuation of the compound embedded derivative at November 13, 2017:

•	The balance of the Series C Debenture as of November 13, 2017 is $5,000,000;

•	The underlying stock price was used as the fair value of the common stock; The stock price decreased to $20.00 at November 13, 2017 from $27.00 at June 30, 2017, with lower projected annual volatility. The warrant value with the $121.00 exercise price decreased due to the decreasing term remaining;

•	The projected annual volatility was based on the Company historical volatility:

•	An event of default would occur 0% of the time, increasing 1.00% per month to a maximum of 10%;

•	The Holder would automatically convert the interest if the Company was not in default and its share value was equivalent to the cash value;

•	The Holder would automatically convert the debenture at maturity if the registration was effective and the Company was not in default.

•	The weighted cost of capital discount rate (based on the market value of the transaction at issuance) adjusted for changes in the risk free rate is 21.99%.

•	Even though the shares are restricted the underlying assumption is that any restriction on resale will be removed either through registration or the passage of time at the time of issuance.

 The fair value of the compound embedded derivatives of the Series C Debenture at November 13, 2017 was $15,449.

The Company’s Series C Debenture in the amount of $5,000,000 was due to mature on June 30, 2018. On November 13, 2017, the Company entered into a Debenture Redemption Agreement (the “Agreement”) with the Holder, to redeem (the “Redemption”) its $5,000,000 Series C Debenture for an aggregate of 275,000 shares of the Company’s $0.001 par value common stock (“Purchase Price”) comprising 250,000 shares for the principal of the Series C Debenture and 25,000 shares for unpaid coupon interest from October 1, 2017 through June 30, 2018. The unpaid interest included $60,274 of accrued interest through November 13, 2017, $314,726 in coupon interest through June 30, 2018 and $125,000 of unpaid deferred interest. The price per share was equal to the closing price of the Company’s common stock on Friday, November 10, 2017 of twenty ($20.00) dollar per share. The Holder waived all early redemption penalty payments provided for in the Series C Debenture for consideration of 7,500 shares of the Company’s $0.001 par value Series A preferred stock. The Company did not incur placement agent fees in redemption of the Series C Debenture. The Company recognized a non-cash loss on extinguishment of debt of $1,348,247 on the extinguishment of the aforesaid principal attributable to the Series C Debenture into the Company’s common and preferred stock. The loss on extinguishment arises from, the obligation to issue 7,500 shares of the Company’s Series A preferred shares with a fair value of $364,337, as of November 13, 2017, obligation to issue 15,737 shares of the Company’s $0.001 par value common stock with a fair value of $314,726 as of November 13, 2017, in consideration of Series C Debenture coupon interest from the redemption date through June 30, 2018, and unamortized discount of $684,633 as of the redemption date, offset by the derivative liability of ($15,449) as of the redemption date.

Pursuant to the Agreement for the Company’s Series C Debenture, the Company issued 275,000 shares of its registered common stock from its shelf registration and 7,500 shares of its Series A preferred stock upon receiving consent to issue the shares pursuant to New York Stock Exchange (“NYSE”) regulations. The Company submitted a request for authorization to issue the common stock and Series A preferred shares to the NYSE, which was authorized on March 18, 2018 and the shares were issued on March 21, 2018.

On November 13, 2017, the Company recognized a liability from the obligation to issue the shares in settlement of the redemption of the Company’s Series C Debenture totaling $5,864,337. On March 21, 2018, when the shares were issued, the 7,500 Series A preferred shares had a fair value of $314,343 and the common shares had a fair value of $4,730,000.

The change in the fair value of the obligation to issue registered shares was recorded in the statements of operations as “change in the fair value of derivatives”. For the year ended June 30, 2018, the gain from change in fair value of the obligation to issue registered shares was $819,994.

On March 21, 2018, when the shares were issued, the liability for the obligation to issue registered shares of $4,730,000 for the common shares and $314,343 for the Series A preferred shares was reclasssed to stockholders’ equity.

The Series A preferred stock fair value as of March 21, 2018 is based on the greater of i) the converted value to common at a ratio of 1:3.5; or ii) the value of the voting rights since the Holder would lose the voting rights upon conversion. The conversion of the shares is triggered by a change of control. The valuations of the Series A preferred stock at each issuance used the following inputs:

a.	The common stock price was in the range $22.80 to $18.40;

b.	The calculated weighted average number of shares of common stock in the period;

c.	A 26.63% premium over the common shares for the voting preferences;

d.	The calculated weighted average number of total voting shares and the monthly shares representing voting rights of 12.27% to 15.25% of the total;

e.	The conversion value is based on an assumption for calculation purposes only of a Change of Control in 4 years from October 31, 2016 and a remaining restricted term of 3.00 to 2.59 years;

f.	31.69% to 30.43% restricted stock discount (based on a restricted stock analysis and call-put analysis curve: 58.33% to 52.49% volatility, 1.62% to 2.30% risk free rate) applied to the converted common.

Note 8 – Accrued expenses

Accrued expenses consisted of the following:

	June 30, 2019	June 30, 2018
Severance payment	$57,000	$233,333
Personnel and compensation costs	11,871	19,716
Accrued Expenses	$68,871	$253,049

Note 9 – Equity Transactions

Fiscal Year Ended June 30, 2017 Transactions

For the year ended June 30, 2017, the Scientific Advisory Board was granted fully vested warrants to purchase 2,858 shares of common stock at exercise prices between $28.00- $40.80 per share expiring in the fiscal year ending June 30, 2021.  These warrants were valued at $37,948 and recorded as consulting expense.

For the year ended June 30, 2017, the Company estimated the fair value of the warrants granted quarterly to the Scientific Advisory Board on the date of grant using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

Expected life (year)	4

Expected volatility	55.57% -87.09%

Expected annual rate of quarterly dividends	0.00%

Risk-free rate(s)	1.00 - 1.79%

For the year ended June 30, 2017, the Company’s Board of Directors authorized the issuance of 2,888 shares of its Series A Convertible Preferred Stock, which are fully vested with a restrictive legend for employee compensation. The Company recorded an expense of $164,592 which is the fair value at date of issuance.

On January 25, 2017 the Board of Directors authorized the issuance of 10,000 fully vested shares of its Series A Convertible Preferred stock to Anil Diwan. The Company recorded an expense of $512,984.

For the year ended June 30, 2017, the Company recognized a noncash compensation expense of $297,267 related to Series A Preferred Shares issued on July 21, 2015 in accordance with Dr. Anil Diwan’s employment agreement that vest over three years. The remaining balance of $267,143 will be recognized as the remaining shares are vested over the term of the contract.

For the year ended June 30, 2017, the Company recognized a noncash compensation expense of $297,267 related to Series A Preferred Shares issued on July 21, 2015 in accordance with Dr. Eugene Seymour’s employment agreement that vest over three years. The remaining balance of $267,143 will be recognized as the remaining shares are vested over the term of the contract.

For the year ended June 30, 2017, the Company’s Board of Directors authorized the issuance of 3,572 fully vested shares of its common stock for employee compensation. The Company recognized a noncash compensation expense of $82,145.

The fair value of the Series A Preferred stock was the following for the dates indicated:

Date	Shares	Value
7/31/2016	129	$11,439
8/31/2016	129	11,978
9/30/2016	129	10,847
10/31/2016	129	9,591
11/30/2016	129	7,631
12/31/2016	129	6,583
1/25/2017	10,000	512,984
1/31/2017	129	6,231
2/28/2017	129	6,357
3/03/2017	1,340	65,630
3/31/2017	129	6,493
4/30/2017	129	6,679
5/31/2017	129	7,500
6/30/2017	129	7,633
	12,888	$677,576

There is currently no market for the shares of Series A Preferred Stock and they can only be converted into shares of common stock upon a Change of Control of the Company as more fully described in the Certificate of Designation. The Company, therefore, estimated the fair value of the Series A Preferred Stock granted to various employees and others on the date of grant. The Series A Preferred Stock fair value is based on the greater of i) the converted value to common at a ratio of 1:3.5; or ii) the value of the voting rights since the holder would lose the voting rights upon conversion. The conversion of the shares is triggered by a Change of Control. The valuations of the Series A Preferred Stock at each issuance used the following inputs:

a.	The common stock price was in the range $21.40 to $34.80 (prior to adjustment for the 20 to 1 reverse split);

b.	The calculated weighted average number of shares of common stock in the period;

c.	A 26.63% premium over the common shares for the voting preferences;

d.	The calculated weighted average number of total voting shares and the monthly shares representing voting rights of 10.25% to 12.26% of the total;

e.	The conversion value was based on an assumption for calculation purposes only, for the period ended September 30, 2016 of a Change of Control in 4 years from March 1, 2013 and a remaining restricted term of 1.92 to 1.67 years. For the period from October 1, 2016 to June 30, 2017, the conversion value was based on an assumption for calculation purposes only of a Change of Control in 4 years and a remaining restricted term of 4 to 3.34 years;

f.	21.76% to 38.87% restricted stock discount (based on a restricted stock analysis and call-put analysis curve: 63.58% to 85.39% volatility, 0.37% to 1.50% risk free rate) applied to the converted common.

For the year ended June 30, 2017, the Company’s Board of Directors authorized the issuance of 8,224 fully vested shares of its common stock with a restrictive legend for consulting services. The Company recorded an expense of $201,313, which was the fair value at date of issuance.

For the year ended June 30, 2017, the Company’s Board of Directors authorized the issuance of 1,697 fully vested shares of its common stock with a restrictive legend for Director services. The Company recorded an expense of $45,000, which was the fair value at date of issuance.

On February 8, 2017 two Holders of the Company’s Series B Debentures elected to convert $5,000,000 of the principal into restricted common stock of the Company. The Company’s Board of Directors authorized the issuance of 216,770 of the Company’s restricted common stock. One of the Holders is controlled by Dr. Milton Boniuk, a Director of the Company. The second Holder is a foundation established by him.

For the year ended June 30, 2017 two Holders of the Company’s Series B Debentures elected to receive $107,178 in restricted common stock of the Company. For the year ended June 30, 2017, the Company’s Board of Directors authorized the issuance of 4,900 shares of the Company’s restrict common stock for interest payable to the Holders. One of the Holders is controlled by Dr. Milton Boniuk, a Director of the Company. The second Holder is a foundation established by Dr. Milton Boniuk.

For the year ended June 30, 2017, the Company's Board of Directors authorized the issuance of 21,194 shares of its common stock to the Holder of the Company’s Series C Debentures. The Holder of the Company’s Series C Debentures elected to receive $375,000 of the quarterly interest payments and $125,000 of the deferred interest in restricted common stock of the Company. One Holder is an entity controlled by Dr. Milton Boniuk, a director of the Company. The other Holder is a charitable foundation established by Dr. Milton Boniuk.

Fiscal Year Ended June 30, 2018 Transactions

For the year ended June 30, 2018, the Scientific Advisory Board was granted fully vested warrants to purchase 2,287 shares of common stock at exercise prices between $12.80- $31.20 per share expiring in the fiscal year ending June 30, 2022.  These warrants were valued at $16,770 and recorded as consulting expense.

For the year ended June 30, 2018, the Company estimated the fair value of the warrants granted quarterly to the Scientific Advisory Board on the date of grant using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

Expected life (year)	4

Expected volatility	53.56% -56.10%

Expected annual rate of quarterly dividends	0.00%

Risk-free rate(s)	1.67 – 2.84%

For the year ended June 30, 2018, Eugene Seymour was granted five year warrants (the “Warrants”) to purchase 12,500 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) at an exercise price of $40.00 per share, vesting in three, equal installments over three years with the last installment vesting on May 1, 2021. The fair value of these warrants was $53,500 and recorded as employee compensation expense for severance.

For the year ended June 30, 2018, the Company estimated the fair value of the warrants granted to Eugene Seymour on the date of grant using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

Expected life (year)	5

Expected volatility	53.56%

Expected annual rate of quarterly dividends	0.00%

Risk-free rate(s)	2.56

For the year ended June 30, 2018, the Company’s Board of Directors authorized the issuance of 2,888 shares of its Series A Convertible Preferred Stock, which are fully vested with a restrictive legend for employee compensation. The Company recorded an expense of $136,106, which is the fair value at date of issuance.

The fair value of the Series A Preferred Stock was the following for the dates indicated:

Date	Shares	Value
7/31/2017	129	$8,242
8/31/2017	129	8,397
9/30/2017	129	8,588
10/31/2017	129	7,011
11/30/2017	129	6,313
12/31/2017	129	6,513
1/31/2018	129	5,552
2/28/2018	129	5,404
3/03/2018	1,340	60,725
3/31/2018	129	5,811
4/30/2018	129	5,215
5/31/2018	129	4,639
6/30/2018	129	3,696
	2,888	$136,106

There is currently no market for the shares of Series A Preferred Stock and they can only be converted into shares of common stock upon a Change of Control of the Company as more fully described in the Certificate of Designation. The Company, therefore, estimated the fair value of the Series A Preferred Stock granted to various employees and others on the date of grant. The Series A Preferred Stock fair value is based on the greater of i) the converted value to common at a ratio of 1:3.5; or ii) the value of the voting rights since the holder would lose the voting rights upon conversion. The conversion of the shares is triggered by a Change of Control. The valuations of the Series A Preferred Stock at each issuance used the following inputs:

a.	The common stock price was in the range $11.60 to $22.80 ;

b.	The calculated weighted average number of shares of common stock in the period;

c.	A 26.63% premium over the common shares for the voting preferences;

d.	The calculated weighted average number of total voting shares and the monthly shares representing voting rights of 10.25% to 15.50% of the total;

e.	The conversion value was based on an assumption for calculation purposes only, for the period ended September 30, 2016 of a Change of Control in 4 years from March 1, 2013 and a remaining restricted term of 1.92 to 1.67 years. For the period from October 1, 2016 to June 30, 2017, the conversion value was based on an assumption for calculation purposes only of a Change of Control in 4 years and a remaining restricted term of 4 to 3.34 years;

f.	21.76% to 38.87% restricted stock discount (based on a restricted stock analysis and call-put analysis curve: 53.22% to 85.39% volatility, 0.37% to 2.10% risk free rate) applied to the converted common.

For the year ended June 30, 2018, the Company recognized a noncash compensation expense of $267,144 related to Series A Preferred Shares issued on July 21, 2015 in accordance with Dr. Anil Diwan’s employment agreement that vest over the three years ended June 30, 2018.

For the year ended June 30, 2018, the Company recognized a noncash compensation expense of $121,008 related to Series A Preferred Shares issued on July 21, 2015 in accordance with Dr. Eugene Seymour’s employment agreement that vested over three years. On January 27, 2018, Dr. Eugene Seymour resigned as Chief Executive Officer and as a Director of the Company. See Note 12.

For the year ended June 30, 2018, the Company’s Board of Directors authorized the issuance of 7,500 shares of its Series A Convertible Preferred Stock, which are fully vested with a restrictive legend to the Holder of the Company’s Series C Convertible Debenture in consideration for its waiver of all early redemption payments provided for in the Debenture. See Note 7. The Company recorded an expense of $314,343, which is the fair value at date of issuance.

For the year ended June 30, 2018, the Company’s Board of Directors authorized the issuance of 3,572 fully vested shares of its common stock for employee compensation. The Company recognized a noncash compensation expense of $65,716.

For the year ended June 30, 2018, the Company’s Board of Directors authorized the issuance of 12,188 fully vested shares of its common stock with a restrictive legend for consulting services. The Company recorded an expense of $156,190, which was the fair value at the dates of issuance.

For the year ended June 30, 2018, the Company’s Board of Directors authorized the issuance of 2,489 fully vested shares of its common stock with a restrictive legend for Director services. The Company recorded an expense of $45,000, which was the fair value at date of issuance.

For the year ended June 30, 2018 the Holder of the Company’s Series C Debentures elected to receive 275,000 shares of the Company’s restricted common stock in redemption for its $5,000,000 Series C Debenture, quarterly interest payments of $375,000 and deferred interest of $125,000. For the year ended June 30, 2018, the Company’s Board of Directors authorized the issuance of 275,000 shares of the Company’s restricted common stock for the redemption of the debenture payable to the Holder and quarterly and deferred interest payments. (See Note 7)

Fiscal Year Ended June 30, 2019 Transactions

On July 11, 2018 the Board of Directors approved an extension of the employment agreement with Dr. Anil Diwan, the Company’s President. Pursuant to the terms of the employment agreement, the Company’s Board of Directors authorized the issuance of 26,250 of the Company’s Series A preferred stock to Dr. Anil Diwan. The shares shall be vested in one-third increments on June 30, 2019, June 30, 2020 and June 30, 2021 and are subject to forfeiture. The Company recognized non-cash compensation expense related to the issuance of the Series A preferred stock of $189,040 for the year ended June 30, 2019. The balance of $371,650 will be recognized as the shares vest and service is rendered.

On July 19, 2018, the Company entered into an Employment Agreement with Dr. Irach Taraporewala as Chief Executive Officer of the Company beginning on September 1, 2018. Dr. Taraporewala was granted options to purchase up to 15,000 shares of the Company’s common stock, par value $0.001 per share at an exercise price equal to 20% above the closing bid price of $8.20 of the common stock on September 1, 2018 (“Effective Date”). The options shall vest in three, equal, annual installments commencing on the effective date. The grant date fair value of the options was $35,761 of which $11,920 was recognized and recorded as compensation expense for the year ended June 30, 2019. On January 24, 2019, Dr. Taraporewala resigned as the Chief Executive Officer of NanoViricides, Inc. (the “Company”) for personal reasons and all unvested options were forfeited. (See Note 13).

The Company estimated the fair value of the options granted to Dr. Taraporewala on the date of the grant using a lattice model that values the options based upon a stock price modeled such that it follows a geometric Brownian motion with constant drift and volatility.

For the year ended June 30, 2019, the Scientific Advisory Board was granted fully vested warrants to purchase 2,287 shares of common stock at exercise prices between $6.00- $9.40 per share expiring in the fiscal year ending June 30, 2023.  These warrants were valued at $5,475 and recorded as consulting expense.

For the year ended June 30, 2019, the Company estimated the fair value of the warrants granted quarterly to the Scientific Advisory Board on the date of grant using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

Expected life (year)	4

Expected volatility	47.46-55.12%

Expected annual rate of quarterly dividends	0.00%

Risk-free rate(s)	2.14-2.93%

On February 27, 2019, the Company entered into a Securities Purchase Agreement (the “Agreement”) with certain institutional investors (the “Purchasers”), for a registered direct offering (the “Offering”) of 347,223 shares of common stock (“Shares”) at the purchase price of $7.20 (“Purchase Price”) (adjusted for the 20 to 1 reverse stock split) per share for an aggregate of $2,500,000.

The offer and sale of the Shares in the registered direct offering was registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the Company’s shelf registration statement on Form S-3, as amended (File No. 333-216345), which became effective on April 25, 2017. Pursuant to Rule 424(b) under the Securities Act, the Company has filed a prospectus supplement in connection with such offering.

In a concurrent private placement, the Purchasers received warrants (the “Warrants”) to purchase up to 347,223 shares of Common Stock. The Warrants have an exercise price of $12.20 per share, shall be exercisable on the six month anniversary of issuance and will expire five (5) years thereafter. The Warrants are exercisable for cash or, solely in the absence of an effective registration statement or prospectus, by cashless exercise.

The Company accounted for the proceeds of the Offering at February 27, 2019 as follows:

Gross proceeds	$2,500,000
Less: Offering costs	150,000
Net proceeds	2,350,000

Portion allocated to derivative liability - warrants	(1,527,259)

Net proceeds from issuance of common stock	$822,741

The exercise price of the Warrants is subject to adjustment in the case of customary events such as stock dividends or other distributions on shares of common stock or any other equity or equity equivalent securities payable in shares of common stock, stock splits, stock combinations, reclassifications or similar events affecting our common stock, and also, subject to limitations, upon any distribution of assets, including cash, stock or other property to our stockholders. The exercise of the Warrants is subject to certain beneficial ownership and other limitations set forth in the Warrants. The Company will receive proceeds from the concurrent private placement transaction solely to the extent the Warrants are exercised for cash.

In connection with the Offering and the concurrent private placement, the Company engaged Chardan Capital Markets, LLC (the “Placement Agent”) to act as its exclusive placement agent. The Company agreed to pay the Placement Agent a cash placement fee equal to 5% of the aggregate purchase price for the common stock sold in the offering, plus $25,000 in legal fees. The net proceeds from the offering were $2,350,000.

The Company determined the fair value of the Warrants at February 27, 2019 to be $1,527,259. The Company used a lattice model to calculate the fair value of the derivative warrants based on a probability weighted discounted cash flow model. This model is based on future projections of the various potential outcomes. The features that were analyzed and incorporated into the model included the exercise and full reset features. Under applicable accounting guidance contained in ASU 2017-11, adopted by the Company on January 1, 2019, stock warrants are to be accounted for as equity if the warrants contain full-ratchet anti-dilution provisions. The warrants described above contained a full-ratchet anti-dilution feature but also contained other adjustment features which required that the warrants be classified as a derivative liability.

The Warrants were valued as of February 27, 2019 (the issuance date) and June 30, 2019 with the following assumptions:

-	The 5.5-year warrants were issued on February 27, 2019 with an exercise price of $12.20 (adjusted for the 20 to 1 reverse3 stock split) per share(subject to adjustments-full ratchet reset).

-	The stock price would fluctuate with the Company’s projected volatility.

-	The Holder would exercise the warrants as they become exercisable (effective registration at issuance) at target prices of the higher of 2 times the projected exercise/reset price or 2 times the stock price.

-	The Holder would exercise the warrant at maturity if the stock price was above the project reset prices.

-	The risk free rate at February 27, 2019 and June 30, 2019 were 2.48% and 1.95% respectively.

-	The fundamental transaction projected with 0% probability increasing 1% per quarter to maximum of 10% and settlement based on the Black Scholes value.

-	Stock price at February 27, 2019 was $9.60

-	Stock price at June 30, 2019 was $4.80

-	The next capital raise is projected to occur during 2020 (annually 12 months from issuance) at prices approximating 100% market triggering a reset event and exercise price adjustment.

-	The stock price would fluctuate with an annual volatility. The projected volatility curve was based on historical volatilities of the Company for the valuation period. The projected annual volatility for the valuation date is:

1 Year
2/27/2019	75%
6/30/2019	76.1%

The primary factors driving the economic value of options are stock price; stock volatility; reset events and exercise behavior. Projections of these variables over the remaining term of the warrant are either derived or based on industry averages. Based on the above, a probability was assigned to each scenario for each future period, and the appropriate derivative value was determined for each scenario. The option value was then probability weighted and discounted to the present. (See Note 11).

For the year ended June 30, 2019, the Company’s Board of Directors authorized the issuance of 2,888 shares of its Series A preferred stock, which are fully vested with a restrictive legend for employee compensation. The Company recorded an expense of $48,828, which is the fair value at date of issuance.

The fair value of all Series A preferred stock issued during the year ended June 30, 2019 was the following for the dates indicated:

Date	Shares	Value
7/11/2018	26,250	$560,690
7/31/2018	129	2,795
8/31/2018	129	2,374
9/30/2018	129	2,598
10/31/2018	129	2,233
11/30/2018	129	1,883
12/31/2018	129	2,245
1/31/2019	129	1,203
2/28/2019	129	1,949
3/01/2019	1,340	24,340
3/31/2019	129	2,336
4/30/2019	129	1,636
5/31/2019	129	1,540
6/30/2019	129	1,696
	29,138	$609,518

There is currently no market for the shares of Series A preferred stock and they can only be converted into shares of common stock upon a change of control of the Company as more fully described in the Certificate of Designation. The Company, therefore, estimated the fair value of the Series A preferred stock granted to various employees and others on the date of grant. The Series A preferred stock fair value is based on the greater of i) the converted value to common stock at a ratio of 1:3.5; or ii) the value of the voting rights since the holder would lose the voting rights upon conversion. The conversion of the shares is triggered by a change of control. The valuations of the Series A preferred stock at each issuance used the following inputs:

a.	The common stock price was in the range $4.00 to $11.60 (prior to adjustment for the reverse stock split);

b.	The calculated weighted average number of shares of common stock in the period;

c.	A 26.63% premium over the common shares for the voting preferences;

d.	The calculated weighted average number of total voting shares and the monthly shares representing voting rights of 19.28% to 19.52% of the total;

e.	The conversion value was based on an assumption for calculation purposes only, of a change of control in 4 years from October 31, 2016 and a remaining restricted term of 2.34 to 1.34 years.

f.	31.25% to 33.16% restricted stock discount (based on a restricted stock analysis and call-put analysis curve: 79.20% to 90.60% volatility, 2.50% to 2.35% risk free rate) applied to the converted common.

For the year ended June 30, 2019, the Company’s Board of Directors authorized the issuance of 3,572 fully vested shares of its common stock for employee compensation. The Company recognized a noncash compensation expense of $28,572, which was the fair value on the date of issuance.

For the year ended June 30, 2019, the Company’s Board of Directors authorized the issuance of 28,210 fully vested shares of its common stock with a restrictive legend for consulting services. The Company recorded an expense of $208,960, which was the fair value at the dates of issuance.

For the year ended June 30, 2019, the Company’s Board of Directors authorized the issuance of 7,325 fully vested shares of its common stock with a restrictive legend for director services. The Company recorded an expense of $45,000, which was the fair value at date of issuance.

Note 10 – Stock Options and Warrants

The following table presents the activity of stock options for the year ended June 30, 2019 as follows:

Stock Options	Number of Shares	Weighted Average Exercise Price per share ($)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($)
Outstanding at June 30, 2018	-	-	-	-
Granted	15,000	10.00	-	-
Exercised	-	-	-	-
Forfeited	10,000	10.00	-	-
Canceled	-	-	-	-
Outstanding and exercisable at June 30, 2019	5,000	$10.00	2.16	-

The exercise price per share is adjusted for the 20 to 1 reverse split

There were no options outstanding and exercisable at June 30, 2018 and 2017.

Of the above options, 5,000 became vested and exercisable on September 1, 2018. The options expire on August 31, 2021. On January 24, 2019, Dr. Taraporewala resigned as the Chief Operating Officer of the Company and the 10,000 remaining unvested options were forfeited. See Note 13.

The Company estimated the fair value of the options granted to Dr. Taraporewala on the date of the grant using a lattice model that values the options based upon a stock price modeled such that is follows a geometric Brownian motion with constant drift and volatility.

For the year ended June 30, 2019, the Company recognized compensation expense of $11,920 related to 5,000 vested options granted to Dr. Taraporewala. For the years ended June 30, 2018 and 2017, there was no compensation expense recorded. As of June 30, 2019, there was no unrecognized compensation cost.

Stock Warrants	Number of Shares	Weighted Average Exercise Price per share ($)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($)
Outstanding and exercisable at June 30, 2016	330,835	$99.20	2.55	$4,459

Granted	2,858	34.20	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Canceled	-	-	-	-
Outstanding and exercisable at June 30, 2017	333,693	$98.60	1.36	$-

Granted	14,787	37. 40	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Canceled	-	-	-	-
Outstanding and exercisable at June 30, 2018	348,480	$96.00	.53	$-

Granted	349,509	12,20	-	-
Exercised	-	-	-	-
Expired	299,833	101.60	-	-
Canceled	-	-	-	-
Outstanding and exercisable at June 30, 2019	398,156	$18.20	4.69	$-

Of the above warrants; 31,001 expire in fiscal year ending June 30, 2020; 2,858 expire in fiscal year ending June 30, 2021; 2,287 expire in fiscal year ending June 30, 2022; 14,787 expire in fiscal year ending June 30, 2023; and 347,223 expire in fiscal year ending June 30, 2025.

Note 11 – Fair Value Measurement

Fair value measurements

At June 30, 2019 and 2018, the fair value of derivative liabilities is estimated using a lattice model that is based on the individual characteristics of our warrants, preferred and common stock, the derivative liability on the valuation date as well as assumptions for volatility, remaining expected life, risk-free interest rate and, in some cases, credit spread. The derivative liabilities are the only Level 3 fair value measures.

At June 30, 2019 and 2018, the estimated fair values of the liabilities measured on a recurring basis are as follows:

	Fair Value Measurements at
	June 30, 2019:
	(Level 1)	(Level 2)	(Level 3)
Derivative liability – Warrants	$-	-	$1,645,606
Total derivatives	$-	$-	$1,645,606

	Fair Value Measurements at
	June 30, 2018:
	(Level 1)	(Level 2)	(Level 3)
Derivative liability – Warrants	$-	-	$298,092
Total derivatives	$-	$-	$298,092

In a concurrent private placement to the Offering on February 27, 2019, the Purchasers received warrants (the “Warrants”) to purchase up to 347,223 shares of common stock. The Warrants have an exercise price of $12.20 per share, shall be exercisable on the six month anniversary of issuance and will expire five (5) years thereafter. The Warrants are exercisable for cash or, solely in the absence of an effective registration statement or prospectus, by cashless exercise.

The Company accounts for stock purchase warrants as either equity instruments or derivative liabilities depending on the specific terms of the warrant agreements. Under applicable accounting guidance contained in ASU 2017-11, adopted by the Company on January 1, 2019, stock warrants are to be accounted for as equity if the warrants contain full-ratchet anti-dilution provisions. The warrants issued on February 27, 2019, contained a full-ratchet anti-dilution feature but also contained other adjustment features which required that the warrants be classified as a derivative liability.

The Company used a lattice model to calculate the fair value of the derivative warrants based on a probability weighted discounted cash flow model. This model is based on future projections of the various potential outcomes. The features that were analyzed and incorporated into the model included the exercise and full reset provisions.

The multi-nomial lattice methodology was used to value the Warrants (issued February 27, 2019) as of June 30, 2019, with the following assumptions:

Assumptions	June 30, 2019
Dividend yield	0.00%
Risk-free rate for term	1.95%
Volatility	76.1%
Maturity dates (term remaining)	5.16 years
Stock Price	$4.80

The Warrants were valued as of February 27, 2019 (the issuance date) and June 30, 2019 with the following assumptions:

-	The 5.5 year warrants issued on February 27, 2019 (expire February 27, 2024) included with an exercise price of $12.20 per share (subject to adjustments – full ratchet reset and fundamental transactions).

-	The stock price would fluctuate with the Company projected volatility.

-	The Holder would exercise the warrant as they become exercisable (effective registration at issuance) at target prices of the higher of 2 times the projected reset exercise price or 2 times the stock price.

-	The Holder would exercise the warrant at maturity if the stock price was above the project reset prices.

-	The next capital raise is projected to occur during 2020 (annually 12 months from issuance) at prices approximating 100% of market triggering a reset event and exercise price adjustment.

-	The fundamental transaction projected with 0% probability increasing 1% per quarter to maximum of 10% and settlement based on the Black Scholes value.

-	The stock price would fluctuate with an annual volatility. The projected volatility curve was based on historical volatilities of the Company for the valuation period.

In conjunction with the Company’s registered direct offerings of Units, consisting of the Company’s common stock and warrants, on September 12, 2013 and January 24, 2014 the Company issued warrants. At June 30, 2019 and June 30, 2018, respectively, the total number of these warrants outstanding were -0- and 271,262 respectively.

The Company accounts for stock purchase warrants as either equity instruments or derivative liabilities depending on the specific terms of the warrant agreements. Under applicable accounting guidance, stock warrants must be accounted for as derivative financial instruments if the warrants contain full-ratchet anti-dilution provisions, which preclude the warrants from being considered indexed to its own stock. The warrants described above contained a full-ratchet anti-dilution feature and were thus classified as a derivative liability.

The Company used a lattice model to calculate the fair value of the derivative warrants based on a probability weighted discounted cash flow model. This model is based on future projections of the various potential outcomes. The features that were analyzed and incorporated into the model included the exercise and full reset features.

The Warrants were valued as of June 30, 2018 with the following assumptions:

-	The 5-year warrants issued on 9/12/13 and 1/24/14 included Investor and Placement Agent Warrants with an exercise price of $105.00 and $121.00 (subject to adjustments-full ratchet reset). A reset event occurred during the quarter ended September 30, 2014 adjusting the $121.00 exercise price to $105.00 per share

-	The stock price would fluctuate with the Company projected volatility.

-	The Holder would exercise the warrant as they become exercisable (effective registration at issuance) at target prices of the higher of 2 times the projected exercise/reset price or 2 times the stock price.

-	The next capital raise would fluctuate with an annual volatility. The projected volatility curve was based on historical volatilities of the Company for the valuation periods. The projected annual volatility for the valuation dates are:

1 Year
6/30/18	56%

The primary factors driving the economic value of options are stock price; stock volatility; reset events and exercise behavior. Projections of these variables over the remaining term of the warrant are either derived or based on industry averages. Based on the above, a probability was assigned to each scenario for each future period, and the appropriate derivative value was determined for each scenario. The option value was then probability weighted and discounted to the present.

The following table presents the activity for liabilities measured at estimated fair value using unobservable inputs for the years ended June 30, 2017, 2018 and 2019:

		Fair Value Measurement Using Significant
		Unobservable Inputs
	Obligation to issue shares	Derivative liability – Series B	Derivative liability – Series C	Derivative liability - warrant
Balance at July 1, 2016	$-	$203,030	$343,673	$3,197,182
Additions during the year		-	-	-
Change in fair value	-	(203,030)	(311,460)	(1,181,828)
Transfer in and/or out of Level 3		-	-	-
Balance at July 1, 2017	$-	$-	$32,213	$2,015,354
Additions during the year	5,864,337	-	-	-
Change in fair value	(819,994)	-	(16,764)	(1,717,262)
Transfer in and/or out of Level 3	(5,044,343)	-	(15,449)	-
Balance at July 1, 2018	$-	$-	$-	$298,092
Additions during the year	-	-	-	1,527,259
Change in fair value	-	-	-	(179,745)
Transfer in and/or out of Level 3	-	-	-	-
Balance at June 30, 2019	$-	$-	$-	$1,645,606

Note 12 – Income Tax Provision

On December 22, 2017 the U.S. President signed the Tax Cuts and Jobs Act (the “Tax Act”) into law. Effective January 1, 2018, among other changes, the Tax Act (1) reduces the U.S. federal tax rate from 35 percent to 21 percent, (2) changes the rules relating to net operating loss carryforwards and carrybacks, (3) eliminates the corporate alternative minimum tax (“AMT”) and changes how existing AMT credits can be realized and (4) requires companies to pay a onetime transition tax on certain unrepatriated earnings of foreign subsidiaries.

The Tax Act did not have a material impact on our financial statements since our temporary differences in the United States are fully offset by a valuation allowance and we do not have any significant offshore earnings from which to record the mandatory transition tax.

On December 22, 2017, the SEC issued guidance under Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”) directing taxpayers to consider the impact of the Tax Act as “provisional” when it does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete its accounting for the change in tax law. The changes in the Tax Act are broad and complex. The impact on the Company’s financial statements is immaterial, primarily because the Company has a valuation allowance on deferred tax assets.

The Company has no current tax expense due to its losses.

The income tax expense for the years ended June 30, 2019, 2018, and 2017 differed from the amounts computed by applying the U.S. federal income tax rate of 21%, 28.1% and 34% respectively as follows:

	For the Year Ended
	June 30, 2019	June 30, 2018	June 30, 2017
Federal Statutory Rate	-21.00%	-28.10%	-34.00%
Research and Development Credit	-9.21%	0.40%	-6.87%
State Tax Rate	-7.49%	-3.79%	-4.95%
Stock Based Compensation	0.14%	-%	-%
Change in Statutory Federal Rate	80.30%	62.36%	-%
Valuation Allowance	-42.74%	-30.87%	45.82%
Effective Tax Rate	-	-	-

The significant components of the Company’s deferred tax assets and liabilities at June 30, 2019 and 2018 are as follows:

	June 30, 2019	June 30, 2018
Net operating losses	$22,191,536	$24,839,394
Research and development credit	6,980,633,	6,198,377
Other	4,985,538	6,047,301

Total gross deferred tax assets	34,157,707	37,085,072

Less: valuation allowance	(34,157,707)	(37,085,072)

Net deferred tax assets	$-	$-

At June 30, 2019 and 2018, the Company has recorded a full valuation allowance against its net deferred tax assets of $34,157,707 and $37,085,072, respectively, since in the judgment of management, these assets are not more than likely than not to be realized. The change in the valuation allowance during the year ended June 30, 2019 was $(2,927,366).

As of June 30, 2019, the Company has approximately $78,000,000, of gross net operating loss carryforwards available to reduce future taxable income, if any for federal and state tax purposes. Approximately $70,000,000 of federal net operating losses can be carried forward to future tax years and expire in 2024. The federal net operating loss generated for the year ended June 30, 2019 of approximately $8,000,000 can be carried forward indefinitely. However, the deduction for net operating losses incurred in tax years beginning after January 1, 2018 is limited to 80% of annual taxable income. As of June 30, 2019, credit carryforwards for federal and state purposes are $6,584,541 and $396,092, respectively. The state net operating loss and credit carryforwards begin to expire in 2024.

Due to the change in ownership provisions of the Internal Revenue Code, the availability of the Company’s net operating loss carry-forwards could be subject to annual limitations against taxable income in future periods, which could substantially limit the eventual utilization of such carryforwards. The Company has not analyzed the historical or potential impact of its equity financings on beneficial ownership and therefore no determination has been made whether the net operating loss carryforward is subject to any Internal Revenue Code Section 382 limitation. To the extent there is a limitation, there could be a reduction in the deferred tax asset with an offsetting reduction in the valuation allowance.

The Company applies the elements of FASB ASC 740-10 “Income Taxes - Overall” regarding accounting for uncertainty in income taxes. This clarifies the accounting for uncertainty in income taxes recognized in financial statements and required impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. As of June 30, 2019 the Company did not have any unrecognized tax benefits and has not accrued any interest or penalties through 2018 The Company does not expect to have any unrecognized tax benefits within the next twelve months. The Company’s policy is to recognize interest and penalties related to tax matters within the income tax provision.

Note 13 – Commitments and Contingencies

Legal Proceedings

There are no pending legal proceedings against the Company to the best of the Company’s knowledge as of the date hereof and to the Company’s knowledge, no action, suit or proceeding has been threatened against the Company.

Employment Agreements

The Company and Dr. Diwan, President and Chairman of the Board of Directors, entered into an extension of employment agreement effective July 1, 2018 for a term of three years. Dr. Diwan’s will be paid an annual base salary of $400,000. Additionally, Dr. Diwan was awarded a grant of 26,250 shares of the Company’s Series A Preferred Stock. 8,750 shares vest equally on June 30, 2019, 2020 and 2021. Any unvested shares are subject to forfeiture.

The Company and Dr. Irach Taraporewala, the Company’s Chief Executive Officer, entered into an employment agreement effective September 1, 2018, for a term of three years. Dr. Taraporewala would be paid an annual base salary of $360,000. Additionally, Dr. Taraporewala was awarded a grant of 15,000 options to purchase shares of the Company’s common stock. 5,000 options vested on September 1, 2018 and the remainder of the options would vest over the two-year vesting period and are subject to forfeiture. On January 24, 2019, Dr. Taraporewala resigned as the Chief Executive Officer of the Company for personal reasons. Also on that date, the Company and Dr. Taraporewala agreed that Dr. Taraporewala would become a consultant for the Company for a period of two years. In connection with his resignation and new consulting services, the Company and Dr. Taraporewala entered into a Confidential Separation and Consulting Agreement and General Release (the “Agreement”) pursuant to which the Company will pay Dr. Taraporewala monthly consulting payments of $3,000 from February 1, 2019, the effective date of the Agreement, through January 31, 2021. The Agreement includes a general release of claims against the Company, obligations of confidentiality, non-disclosure, non-disparagement and other customary provisions found in similar agreements. The remaining 10,000 options not vested upon resignation have been forfeited.

On March 3, 2010, the Company entered into an employment agreement with Dr. Jayant Tatake to serve as Vice President of Research and Development.  The employment agreement provides for a term of four years with a base salary of $150,000.  In addition, the Company issued 1,340 shares of Series A preferred stock and 1,786 shares of common stock upon entering into the agreement, and will issue an additional 1,340 shares of Series A preferred stock and 1,786 shares of common stock on each anniversary date of the agreement. The shares of Series A preferred stock were issued in recognition of Dr. Tatake’s work towards the achievement of several patents by the Company. The Compensation Committee of the Board of Directors has extended the current provisions of the employment agreement pending its review of current industry compensation arrangements and employment agreements.

On March 3, 2010, the Company entered into an employment agreement with Dr. Randall Barton to serve as Chief Scientific Officer.  The employment agreement provided for a term of four years with a base salary of $150,000.  In addition, the Company issued 1,786 shares of common stock upon entering into the agreement, and will issue an additional 1,786 shares of common stock on each anniversary date of the agreement. The Compensation Committee of the Board of Directors has extended the current provisions of the employment agreement pending its review of current industry compensation arrangements and employment agreements.

On May 30, 2013, the Company entered into an employment agreement with Meeta Vyas to serve as its Chief Financial Officer.  The employment agreement provided for a term of three years with a base salary of $9,000 per month and 129 shares of Series A preferred stock, also on a monthly basis. On January 1, 2015, her cash compensation was increased to $10,800 per month. The agreement is renewable on an annual basis. The Compensation Committee of the Board of Directors has extended the current provisions of the employment agreement pending its review of current industry compensation arrangements and employment agreements.

License Agreements

The Company is dependent upon its license agreement with TheraCour (See Note 4). If the Company lost the right to utilize any of the proprietary information that is the subject of the TheraCour license agreement on which it depends, the Company will incur substantial delays and costs in development of its drug candidates. The Company and TheraCour have signed a Memorandum of Understanding of the terms of a license for VZV (shingles, chicken pox virus. Drafts of the proposed license agreement with TheraCour have been exchanged by the attorneys, of the respective parties, for finalizing the agreement.

Note 14 - Subsequent Events

See Note 1 “Reverse Split”